July 10, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549

Re:	Captaris, Inc.
Form 10-Q for the three months ended March 31, 2008
Filed on May 9, 2008

Form 10-K for the fiscal year ended December 31, 2007
Filed on March 17, 2008
(File No. 000-25186)

Dear Mr. Krikorian,

This letter sets forth the responses of Captaris, Inc. (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the filings referenced above contained in your letter dated June 27, 2008 (the “Comment Letter”). The Company’s responses are set forth below and are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Operations, page 46

Comment No. 1:

We note that you present revenues and cost of revenues from both products and services as a single line in the consolidated statements of operations. The disclosures on page 31 appear to indicate that you are offering both products and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X. In addition, please indicate how you considered software revenue that is recognized ratably in complying with Rule 5-03 of Regulation S-X. That is, since this revenue includes both products and services, indicate how you evaluate the nature of this revenue source in complying with Rule 5-03 of Regulation S-X.

Response No. 1:

The Company is a provider of computer products that automate document-centric business processes. These products include software, hardware, appliances, and related upgrades and “bug” fixes to our software. In connection with providing products, the Company also provides professional services such as consulting and training services related to our products. For the year ended December 31, 2007, professional services revenue was $2.4 million (3% of total revenues), which were not material for purposes of Rule 5-03 of Regulation S-X.

We have classified software revenue that is recognized ratably as product revenue since the Company’s maintenance and support offerings primarily consist of when-and-if available upgrades and “bug” fixes to its software.

Notes to Consolidated Financial Statements

Note 3. Business Acquired, page 55

Comment No. 2:

Your disclosures indicate that you engaged a third-party valuation specialist to provide an estimated fair value for all identifiable intangible assets acquired in connection with the Castelle and CDT acquisitions. Please describe the nature and extent of the specialist involvement in your determination of the fair value to ascribe to the identifiable intangible assets acquired. Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them. You may be required to include consents of experts as an exhibit to your Form 10-K because that Form 10-K serves as a Section 10(a)(3) of the Securities Act update to an effective registration statement or because you intend to incorporate the filing by reference into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.

Response No. 2:

In our allocation of purchase price to all identifiable assets acquired in connection with the Castelle and CDT acquisitions, management evaluated various criteria and assumptions in performing the allocation. When estimating the fair value for all identifiable intangible assets acquired in connection with these acquisitions, our evaluation included the preparation of financial projections, supporting financial data and consideration of a number of factors, including the analysis of third-party valuation specialists. The third-party valuation specialist was provided with the data and analysis management utilized in their analysis, and drafts of their conclusions were reviewed by management prior to making the allocation. Management reaffirms that it is responsible for the appropriateness of the estimated fair values allocated to the identifiable intangible assets.

In future filings, the Company will not reference the use of an independent valuation consultant or other similar third party unless the information received or passed upon by such third party is set forth in the filing and disclosed upon the authority of or in reliance upon such third party as experts, and in such cases, we will obtain and file as an exhibit to the filing the written consent of such third party.

Form 10-Q for the quarterly period ended March 31, 2008

Note 1. Description of the Business and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 8

Comment No. 3:

We note that the majority of your consolidated cash and cash equivalents are held by CDT in Germany. We further note that in accordance with the capital maintenance rules under German law that CDT is prohibited from using its excess cash to satisfy the intercompany obligation. Please clarify the restrictions on the remittance of such funds and whether these funds can be or are intended to be used for general business purposes.

Response No. 3:

The capital maintenance rules under German law are more restrictive if a company is considering a loan or a distribution to a shareholder and more permissive if a company is repaying a loan from a shareholder.

In January 2008, when the Company acquired CDT, it did so through a wholly-owned subsidiary formed for this purpose, Captaris Verwaltungs GmbH (“CVG”). The Company loaned CVG the funds to purchase CDT’s shares. Because CVG is a holding company with no operations, it had no cash. CDT, on the other hand, is an operating company with cash. CDT is restricted from making distributions or loans to CVG to allow CVG to repay the intercompany loan from the Company. This is due to the more restrictive capital maintenance rules that apply to distributions or loans to shareholders.

In June 2008, CDT and CVG entered into a merger agreement under which CDT will be merged into CVG with CVG as the surviving corporation. As a result, CVG will be both the borrower under the intercompany loan from the Company and will also be an operating company with cash. After the merger, the more permissive rules applicable to repayment of a loan from a shareholder will apply.

In connection with the merger, CDT made a payment of €4.0 million to the Company on behalf of CVG in June 2008. When combined with an earlier payment of €2.7 million that CVG paid to the Company, the total amount repaid so far is €6.7 million. The remaining intercompany balance is scheduled to be repaid quarterly, including principal and accrued interest, beginning on January 15, 2009 and ending on October 15, 2013 as long as the liquidity of the surviving company is sufficient to carry out its operations.

In future filings, we will expand our disclosure regarding the limitations of intercompany transfers of cash under German law and we will note that the cash and cash equivalents held by CDT (CVG after the merger has become legally effective) in Germany can be used for general business purposes in Germany.

Foreign Currency Exchange Forward Contract Obligations, page 11

Comment No. 4:

We note that you entered into foreign currency exchange forward contracts and a cross-currency swap contract to mitigate the foreign currency risk on your intercompany loan made to CDT. Tell us your consideration of providing all of the disclosures required by paragraph 44 and 45 of SFAS 133. In addition, tell us your consideration of providing the disclosure requirements in SFAS 107.

Response No. 4:

The Company considered the disclosures required by paragraph 44 and 45 of SFAS 133 and SFAS 107 in the preparation of the Form 10-Q for the quarter ended March 31, 2008. We believe we described the business purposes and transactions effectively for our investors. However, in order to provide all of the disclosures required by paragraph 44 and 45 of SFAS 133 and SFAS 107, in future filings, we will supplement our disclosures as follows:

In January 2008, we entered into a foreign currency exchange forward contract, agreeing to sell approximately €31.6 million on April 4, 2008. This forward contract was designated as a fair value hedge and is re-measured at fair value each reporting period. The fair value of our hedge was determined based on the Euro/U.S. dollar exchange rate. The hedge has been deemed effective at designation and on an on-going basis. As such, we record the total change in fair value of the hedge in our consolidated statements of operations each period to offset the gains or losses related to transactional re-measurement of the intercompany loan.

On April 30, 2008, to mitigate the majority of our foreign currency exposure on the outstanding intercompany loan, we entered into a cross-currency swap contract for a notional amount of €21.5 million with a maturity date of October 18, 2013 and a forward currency contract with a maturity date of June 27, 2008 for a notional amount of €4.0 million. Under the terms of the cross-currency swap, we pay in Euro at a rate of the three-month EURIBOR plus 0.32% and we receive U.S. dollars at a rate of the three-month LIBOR on $33.5 million.

Both the forward and cross-currency contracts were designated as fair value hedges and are re-measured at fair value each reporting period. The fair value of the forward contract is determined based on the current Euro/U.S. dollar exchange rate and the fair value of the cross-currency swap is determined based on the market interest rates and the Euro/U.S. dollar exchange rate. The hedges have been deemed effective at designation and on an on-going basis. As such, we record the total change in fair value of the hedge in our consolidated statements of operations each period to offset the gains or losses related to transactional re-measurement of the intercompany loan.

Comment No. 5:

Your disclosures indicate that you recorded a $3.4 million loss as of March 31, 2008 in connection with a foreign currency exchange contract to mitigate the foreign currency risk on the intercompany loan made to CDT. Please clarify the accounting guidance that you relied upon in your determination to offset this loss with a $3.4 million gain on the revaluation of the intercompany loan. In this regard, your response should address how you considered the guidance in paragraphs 20(a) and 131 of SFAS 52.

Response No. 5:

As mentioned above, the intercompany loan was made to the Company’s wholly-owned subsidiary, CVG, substantially to finance the acquisition of CDT. We evaluated paragraph 20(a) of SFAS 52 and concluded that the foreign currency exchange contract was not an economic hedge of a net investment in a foreign entity as the underlying loan is scheduled to be repaid. We evaluated paragraph 131 of SFAS 52 and concluded the loan was not a long-term investment in nature as settlement is planned and anticipated in the foreseeable future. Therefore, the transaction loss of $3.4 million was included in the determination of net loss for the quarter ended March 31, 2008.

As requested in the Staff’s comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (425) 638-4200.

Sincerely yours,

/s/ Peter Papano
Peter Papano Chief Financial Officer

Cc:	David P. Anastasi, President & Chief Executive Officer
Christopher Stanton, General Counsel
Perkins Coie LLP
Moss Adams LLP